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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                               (Amendment No. 12)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    969133107
                      (CUSIP Number of Class of Securities)

                              Robert A. Dowdy, Esq.
                              Weyerhaeuser Company
                          Federal Way, Washington 98063
                            Telephone: (253) 924-2345

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000

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


                                   SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 11.  Additional Information.

          On January 19, 2001, Weyerhaeuser sent a letter to shareholders of the Company regarding the Offer. The text of the letter is filed herewith as Exhibit
(a)(5)(K).

Item 12.  Exhibits.

(a)(5)(K) Letter dated January 19, 2001, sent by Weyerhaeuser Company to shareholders of Willamette Industries, Inc.

                                   SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                             COMPANY HOLDINGS, INC.,

                                                by
                                                   /s/ STEVEN R. ROGEL
                                                   ----------------------------
                                                   Name:  Steven R. Rogel
                                                   Title: President


                                             WEYERHAEUSER COMPANY,

                                                by
                                                   /s/ STEVEN R. ROGEL
                                                   ----------------------------
                                                   Name:  Steven R. Rogel
                                                   Title: President and Chief
                                                          Executive Officer


          Dated: January 19, 2001

                          EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------

(a)(5)(K) Letter dated January 19, 2001, sent by Weyerhaeuser Company to shareholders of Willamette Industries, Inc.

                                                               Exhibit (a)(5)(K)



                           [Weyerhaeuser Company logo]



                                                                January 19, 2001


Dear Willamette Shareholder:

     As you know, Weyerhaeuser, one of the world's leading forest products companies, has commenced a tender offer to acquire all of the outstanding shares of Willamette Industries for $48.00 per share in cash. The combination of Weyerhaeuser and Willamette will create a new global paper and forest products leader headquartered in the Pacific Northwest and will strengthen the region's role in the forest products industry.

     The Weyerhaeuser offer will provide you with a substantial premium for your shares. Based on Willamette's closing share price on Friday, November 10, 2000, the last trading day prior to Weyerhaeuser's announcement of the proposal, our offer represents a premium of approximately 38 percent. It is also a substantial premium of approximately 60 percent to Willamette's average share price for the 60 days prior to the announcement.

     Despite the fact that Weyerhaeuser's all cash offer would provide substantial value to you at a premium well beyond what Willamette could achieve alone, now or later, the Willamette board of directors has rejected the offer and continues to refuse to negotiate. A rapid negotiated resolution would be in the best interest of both companies, their shareholders, and other constituencies.

               SEND A MESSAGE TO WILLAMETTE'S BOARD OF DIRECTORS.

     By tendering your shares, you will be sending a strong message to your board of directors that you, the real owners of the company, want to receive substantial value now for your Willamette investment. You are also telling your board of directors that they should negotiate with Weyerhaeuser because a combination of Weyerhaeuser and Willamette is too compelling to ignore.

     Weyerhaeuser's tender offer is scheduled to expire on February 1, 2001, unless extended. While no one can predict what Willamette's share price would be absent the Weyerhaeuser offer, remember that within the last six months Willamette shares have traded as low as $25.50.

         INDEPENDENT INVESTMENT PROFESSIONALS OVERWHELMINGLY SUPPORT THE
                   COMBINATION. HERE'S WHAT THEY HAVE TO SAY*:

     "[W]e view the potential combination as a win-win for shareholders of both companies."
                 First Call, Lehman Brothers: Peter Ruschmeier, January 8, 2001.


     "Investors trying to decide whether or not to tender their Willamette shares are asking the wrong question. As we see it, the question isn't whether or not to tender, but rather whether to tender or to sell."
       First Call, Credit Suisse First Boston: Mark Connelly, December 20, 2000.


     "[W]e continue to believe that [Willamette's] stand alone ability to significantly improve its profile cannot match that of what's possible through a combination with [Weyerhaeuser]."
                 First Call, CIBC World Markets: Don Roberts, December 13, 2000.


     "This is a good deal that should happen for the sake of [Willamette] and [Weyerhaeuser] shareholders."
                    First Call, Bear Stearns: Linda Lieberman, December 5, 2000.


     "We haven't met an outside shareholder that wouldn't like to see the two companies sit down."
           First Call, Deutsche Banc Alex. Brown: Mark Wilde, November 29, 2000.


     "Willamette and Weyerhaeuser would fit together superbly."
                 First Call, D.A. Davidson: Steven Chercover, November 13, 2000.


*Permission was neither obtained nor sought for the use of these quotations

       CALL YOUR BROKER, BANKER OR OTHER FINANCIAL ADVISOR TODAY. ASK WHAT
                   COURSE OF ACTION IS IN YOUR BEST INTEREST.

     The experts agree that the Weyerhaeuser offer creates greater value than Willamette can generate as a stand-alone company. The choice is clear - tender your shares today. Don't miss out on the opportunity to receive maximum value.

Sincerely yours,

/s/ STEVEN R. ROGEL

Steven R. Rogel
Chairman, President and Chief Executive Officer






                                   IMPORTANT

If you hold your shares in "street-name", only your bank or broker can tender your shares. We urge you to contact your bank or broker today.

If you are a participant in the Willamette stock purchase plan, you must contact the plan trustee, Wells Fargo Bank, to tender your shares.

If you have any questions, or need any assistance in tendering your shares, please contact our Information Agent, Innisfree M&A Incorporated, toll-free at 877-750-5838.






                            ADDITIONAL INFORMATION

     Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company ("Weyerhaeuser"), has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. ("Willamette") at $48.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 5:00 p.m., New York City time, on Thursday, February 1, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

     On January 8, 2001, Weyerhaeuser and CHI filed with the Securities and Exchange Commission a preliminary proxy statement in connection with the election of the nominees of Weyerhaeuser and CHI (the "Weyerhaeuser Nominees") to the Willamette board of directors at the Willamette 2001 annual meeting of shareholders. Weyerhaeuser will prepare and file with the Commission a definitive proxy statement regarding the election of the Weyerhaeuser Nominees and may file other proxy solicitation material regarding the election of the Weyerhaeuser Nominees or the proposed business combination between Weyerhaeuser and Willamette. Investors and security holders are urged to read the definitive proxy statement and any other proxy material, when they become available, because they will contain important information. The definitive proxy statement will be sent to shareholders of Willamette seeking their support of the election of the Weyerhaeuser Nominees to the Willamette board of directors. Investors and security holders may obtain a free copy of the tender offer statement, the definitive proxy statement (when it is available) and other documents filed by Weyerhaeuser with the Commission at the Commission's website at http://www.sec.gov. The tender offer statement, the definitive proxy statement (when it is available) and these other documents may also be obtained for free from Weyerhaeuser by directing a request to Kathryn McAuley at (253) 924- 2058.

     Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Willamette shareholders is available in the preliminary proxy statement filed by Weyerhaeuser and CHI with the Commission on Schedule 14A on January 8, 2001.